UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Transcept Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89354M106
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815

(301) 656-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	13D/A	Page 2 of 3 Pages

This Amendment No. 5 (this “Amendment”) is being filed solely to update the materials filed as exhibits.  This Amendment amends, and to the extent inconsistent with, supersedes the disclosures in the Schedule 13D filed September 4, 2013 (the “Original 13D”), as amended by Amendment No. 1 on Schedule 13D/A filed September 19, 2013 (“Amendment No. 1), Amendment No. 2 filed October 3, 2013 (“Amendment No. 2”), Amendment No. 3 filed on October 7, 2013 (“Amendment No. 3”) and Amendment No. 4 on Schedule 13D/A filed December 3, 2013 (“Amendment No. 4), in each case by Roumell Asset Management, LLC and James C. Roumell (the “Reporting Persons”).

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As of September 2, 2013, the Reporting Persons decided to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders directly with the Issuer’s management and its board of directors (the “Board”).  Accordingly, the Reporting Persons sent a letter, dated September 4, 2013, to the Issuer’s board of directors.  A copy of this letter was filed with the Original 13D as Exhibit 7.02.  The Reporting Persons also have had discussions with third parties and other stockholders.

In light of the publicly announced offer by Retrophin, Inc. to purchase the shares of Issuer’s common stock not owned by Retrophin, the Reporting Persons sent another letter, dated September 19, 2013, to the Issuer’s board of directors.  A copy of this letter was filed with Amendment No. 1as Exhibit 7.04.

On October 3, 2013, pursuant to Article V, Section B(4)(iv) of the Issuer’s amended and restated certificate of incorporation, as filed with the SEC, the Reporting Persons, Retrophin and SC Fundamental Value Fund, L.P. requested that the Board call a special meeting for the purpose of (1) voting on the so-called tax benefit preservation plan adopted by the Board on September 13, 2013, and (2) removing from the Board, without cause, Christopher B. Ehrlich, Glenn A. Oclassen, Jake R. Nunn, G. Kirk Raab and any person nominated appointed or otherwise elected to the Board after October 3, 2013 and prior to the special meeting.  A copy of this correspondence was incorporated by reference as Exhibit 7.06 in Amendment No. 3.  The Reporting Persons also sent a separate letter to the Board regarding the Issuer’s recent announcement that it had entered into a license agreement with Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation.  A copy of this letter was filed with Amendment No. 2 as Exhibit 7.05.

On December 3, 2013, in accordance with Article II, Section 2.4(ii) of Issuer’s bylaws, as filed with the SEC, the Reporting Persons nominated Gerald Hellerman and Matthhew M. Loar as candidates to serve as members of the Board.  A copy of this letter was filed with Amendment No. 4 as Exhibit 7.07.

On December 4, 2013, the Issuer issued a press release outlining its strategic initiatives and plans.  Subsequently, the Reporting Persons had discussions with the Issuer and, on December 16, 2013, the Reporting Persons decided to abstain from voting at the upcoming special meeting and sent a letter to the Board of Directors.  A copy of this letter is being filed with this Amendment and is incorporated by reference herein.

The Reporting Persons also understand that the Issuer will nominate and elect Matthew Loar as a member of the Issuer's board of directors.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

CUSIP No. 892918103	13D/A	Page 3 of 3 Pages

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01 filed with the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 4, 2013 (incorporated by reference to Exhibit 7.02 filed with the Original 13D).

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated September 4, 2013 (incorporated by reference to Exhibit 7.0 filed with the Original 13D).

Exhibit 7.04	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 19, 2013 (incorporated by reference to Exhibit 7.04 filed with Amendment No. 1).

Exhibit 7.05	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated October 3, 2013 (incorporated by reference to Exhibit 7.04 filed with Amendment No. 2).

Exhibit 7.06	Letter to Transcept Pharmaceuticals Inc. dated October 3, 2013 (incorporated by reference to Exhibit A to Amendment No. 2 on Schedule 13D/A filed by SC Fundamental Value Fund L.P. on October 4, 2013).

Exhibit 7.07
Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated December 3, 2013 (incorporated by reference to Exhibit A to Amendment No. 4 on Schedule 13D/A filed by SC Fundamental Value Fund L.P. on October 4, 2013).

Exhibit 7.08	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated December 16, 2013.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: December 16, 2013	By:	/s/ James C. Roumell
Name
Title

Roumell Asset Management, LLC

Date: December 16, 2013	By:	/s/ James C. Roumell
James C. Roumell, President